EXHIBIT 99.1

Wanda Sports Group Company Limited Reports First Quarter 2020 Results
BEIJING, June 9, 2020 /PRNEWSWIRE/ – Wanda Sports Group Company Limited (the “Company”, and together with its consolidated entities, “Wanda Sports Group,” the “Group” or “we”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, today announced its unaudited financial results for the first quarter ended March 31, 2020.
Because the previously announced sale of The IRONMAN Group is still pending, it is treated for purposes of the Group’s results for the first quarter of 2020 as an asset held for sale and its historical results are reflected as discontinued operations.  Its results and operating data also have been excluded from the comparative first quarter 2019 results and operating data.  Unless otherwise indicated, the financial statement line items and non-IFRS financial measures are presented on a continuing operations basis.
First Quarter 2020 Highlights:
•
Total revenue from continuing operations was €163.7 million (US$180.3 million), compared to €219.9 million in the first quarter of 2019. Despite the decrease in revenue, gross profit increased from €53.6 million to €57.8 million (US$63.7 million) year-over-year mainly due to a favorable sports events calendar, from a margin perspective, in the first quarter of 2020 prior to the full impact of the COVID-19 pandemic and associated mitigation efforts.

•
Loss for the period from continuing operations was €4.3 million (US$4.7 million), compared to a profit of €3.4 million in the first quarter of 2019. The loss principally reflected additional finance costs as well as increased personnel expenses.

•	Adjusted EBITDA from continuing operations was €20.7 million (US$22.8 million), compared to €28.2 million in the first quarter of 2019, mainly reflecting the increase in operating expenses.
•
There were only two mass participation events as part of our continuing operations in the first quarter of 2020, as was the case in the first quarter of 2019. The number of gross-paid athletes decreased to 4,000 in the first quarter of 2020, compared to 45,000 in the first quarter of 2019, due to event cancellations as a result of the COVID-19 outbreak.

•	The Company completed a refinancing in March 2020 as a part of which it prepaid the unsecured senior 364-day term loan facility entered into in March 2019.
•	The Group successfully extended and expanded its partnership with the International Biathlon Union (IBU) for exclusive media and marketing rights until the end of the 2029/30 season.
•	The Group has been appointed by the French Tennis Federation as host broadcaster for the French Open (Roland Garros) from 2021 to 2023.

Mr. Hengming Yang, Chief Executive Officer of Wanda Sports Group, commented, “We started off the year with good momentum from all of our business segments.  However, almost all major sporting events were postponed or cancelled starting in March of this year due to the global COVID-19 pandemic.  Despite unprecedented market conditions, we still delivered revenue of €163.7 million, primarily driven by our resilient business model and long-term contractual agreements, especially from our Spectator Sports segment.  In facing the market challenges, we plan to leverage our advanced technology and to concentrate our innovative efforts for expanded and differentiated content and digital solutions to further drive the engagement of our athletes, fans and partners.  As we see the sport sector gradually re-open after the Covid-19 related lockdowns, we believe we are well-prepared to actively serve our partners and clients across our different markets based on our global diversity, expertise and broad capabilities.  We continue to believe in the long-term global dynamics of the sports industry, and our ability to execute our growth strategies to further reinforce our strengths and competitive advantages.”

Mr. Brian Liao, Chief Financial Officer of Wanda Sports Group commented, “In addition to managing our financial and operating performance, one of our key focuses was on improving our liquidity, in particular in light of the uncertainty prompted by the global pandemic.  We are pleased with the successful completion of the refinancing in March which enabled us to prepay the unsecured senior 364-day term loan facility entered in March 2019.  By the end of the first quarter 2020, we had €164.7 million cash on hand and we are expecting to further increase our liquidity position with net proceeds of approximately €345 million to €363 million from the closing sale of The IRONMAN Group.  Since the outbreak of the COVID-19 pandemic, we also quickly adopted cost cutting measures across the entire Group in order to minimize the overall impact on our business, including global hiring freeze, reduction in non-essential spending and capital expenditure, furloughs of employees in certain markets where possible, and salary reductions where appropriate, as well as taking advantage of various government assistance programs available to us.  We are confident that these proactive and prudent actions will further enhance our financial flexibility and resources as we address the economic uncertainty.”

First Quarter 2020 Business Highlights
Core Business Segments:
Spectator Sports
In its spectator sports business, the Group successfully delivered a number of world championships and large-scale regional events in the first quarter of 2020, while expanding new business wins.
Key events
•
The Men’s EHF (European Handball Federation) EURO 2020 was held from January 9 to January 26 across Sweden, Austria and Norway.  For the first time in this tournament's history, 24 teams competed for the title with 65 games, which resulted in approximately 160 hours of TV and social media content.

•
FIM Motocross World Championship declared the season opening on the popular British circuit of Matterley Basin on March 1, and later the race continued to the Netherlands.  The Group is the owner of the exclusive television, marketing and global promotional rights to the FIM MXGP Motocross World Championship (and all associated support series including the FIM Motocross of Nations) until the 2036 season.

•
BMW IBSF (International Bobsleigh & Skeleton Federation) World Championships took place in Altenberg, Germany from February 17 to March 1. The Group, as the IBSF's long-standing exclusive media and marketing rights partner, secured broadcasters in over 60 territories globally.

•
IBU World Championships took place in Rasen-Antholz, Italy, from February 12 to February 23, 2020.  The Group was fully responsible for the event’s marketing and sponsorship rights.  This event attracted over 160,000 spectators on site, and over 126 million hours of TV live action were viewed in nine key markets with total average audiences up 21% compared to 2019.

•
Champions Hockey League (CHL) Final Four took place in Hradec Králové, Czech Republic in February.  The Group successfully captured the thrilling final game content, by serving as the exclusive media and marketing partner responsible for a variety of deliverables, including sponsorship, media sales, client and broadcaster services.

•
The 68th Four Hills Tournament continued in January at the four traditional ski jumping hills, two in Germany and two in Austria.  The Group served as the exclusive marketing partner of the tournament, which achieved a total cumulative audience of almost 420.54 million TV viewers across 329 broadcasting hours, and 104,100 visitors on-site over the four competitions.

Major Prolongations
•
An eight-year agreement with the IBU for exclusive media and marketing rights has been extended until 2029/30, another addition to the Group’s world leading ski portfolio. This extended agreement expands the Group's current role by adding the IBU Cup and IBU Junior Cup – the second- and third-tier biathlon competition series – to the portfolio. Previously the marketing rights included World Cup and World Championship events only.

•
German Bundesliga football club FSV Mainz 05 has extended its exclusive marketing agreement with the Group until 2031, five years before the current agreement expires.  As part of this renewed agreement, the Group is responsible for jersey sponsorship, stadium naming rights, board advertising at home games and comprehensive hospitality services at Mainz 05's stadium, the OPEL ARENA. This renewed agreement also includes the right to market the youth training centre as well as esport, handball and table tennis teams.

Key New Business Wins
•
Lega Serie A, the governing body of the top division of Italian club football, has joined forces with the Group to officially launch its Serie A Esports competition.   The Group served as the event's exclusive media, marketing and digital partner.

•
The Group brokered a successful commercial agreement in which Ligue 1 football club Olympique Lyonnais named Emirates as its new official main sponsor after signing a five-year partnership until the end of the 2024/25 season.

Digital, Production, Sports Solutions (DPSS)
•
The Cadel Evans Great Ocean Road Race was held on February 2, 2020 in Geelong, Australia with over 120,000 spectators over the four-day cycling festival.  It was the sixth edition of the Cadel Evans Great Ocean Road Race and the second event of the 2020 UCI World Tour.  The Group served as the leading consultant for the media production of the race.

•	The Group launched an upgraded Content Management System (CMS) platform for Activision Blizzard Call of Duty League and Overwatch League sites, in order to improve the overall publishing experience.
•
The Group also partnered with a major US telco company to launch a new 5G-based in-stadium experience which allows fans equipped with a 5G device to enjoy multi-camera live and on-demand streams of the game. Coupled with various real-time data overlays and augmented reality features, the technology offers a truly immersive, zero-latency fan engagement experience that will now be brought to a variety of sports and entertainment across the US.

•	The Group has been appointed by the French Tennis Federation as host broadcaster for French Open (Roland Garros) from 2021 to 2023.
•
The Group has acquired a stake in Videocites, an artificial intelligence-based video tracking and analytics company, and plans to introduce its technology and services to current and future rights partners of the Group. This includes content protection, media monitoring and content management. Videocites' unique fingerprinting technology enables immediate tracking of all copies of live, on-demand and promotional content across all channels, in order to garner deeper insight into consumer behavior for better understanding of audiences and influencers.

Mass Participation
The first quarter is typically low season for mass participation events of the Group. In the first quarter, the Group operated two events, the same as in the corresponding period last year.
•	Megamarsch season kicked off with the first ever long-distance hiking event in Mallorca, Spain and took place with almost 3,500 participants. The Group fully organized and managed the entire event.
•	HYROX, the World Series of Fitness for the winter season, was held in Chicago and Dallas, USA and Hanover, German in the first quarter of 2020. Over 3,200 participants joined the challenge.

China Business Highlights
In the first quarter of 2020, almost all sports events were cancelled or postponed across China following the Chinese New Year in later January, as a result of the impact of the COVID-19 pandemic.

•
Over 1,000 local runners joined the Chengdu Shuangyi Health Run on March 22 in Chengdu, Southwest China. The event was a replacement of Chengdu Shuangyi Marathon, which was scheduled for over 30,000 runners. The run started from the historical location of Dujiangyan, with 10 starting gun shots every two minutes, in order to maintain social distancing. The purpose of the event was to support in stimulating the city’s vitality, and energizing people under the pandemic.

•
The Rock ‘n’ Roll Marathon Series organizing committee and other 10 marathon and outdoor running event organizers jointly launched online running for charity, in order to purchase medical protective materials for the COVID-19 frontline hospitals.

First Quarter 2020 Financial Results
Inter-year Cyclicality
The Group’s activities show a pattern of significant inter-year cyclicality, particularly in its Spectator Sports segment.
In its Spectator Sports segment, the Group experienced the effect of inter-year cyclicality in major sports events between 2019 and 2020. For example, in 2019, there were the FIS World Championships (which occur only in odd years), while in 2020, there were the Men’s EHF (European Handball Federation) EURO 2020 (which occur only in even years).  The revenue generated from such events tends to be most significant in the year the event is taking place, which results in significant fluctuations in the Group’s results of operations between years.

Revenue
Total revenue was €163.7 million (US$180.3 million), representing a decrease of 26% year-over-year, primarily attributable to a decrease in revenue from the Spectator Sports and Mass Participation segments. Excluding reimbursement revenues1, total revenue was €163.1 million (US$179.7 million), a decrease of 26% over the first quarter of 2019.

The following table sets forth a breakdown of revenue by segment for the periods indicated:

1 Reimbursement revenues represent revenue that has associated costs of a similar, generally matching, amount (reimbursement costs), thereby resulting in a negligible gross margin impact.

	Three Months Ended March 31,
	2020			2019
(in millions, except percentages)	USD	EUR	% of Revenue	EUR	% of Revenue	YoY Change
Core segments:
Spectator Sports	154.0	139.8	85%	194.1	88%	(28%)
DPSS	25.2	22.9	14%	21.5	10%	6%
Mass Participation	1.1	1.0	1%	4.3	2%	(78%)
Total Revenue	180.3	163.7	100%	219.9	100%	(26%)
DPSS excluding reimbursement revenues	24.6	22.3		21.5		4%
Total Revenue excluding reimbursement revenues	179.7	163.1		219.9		(26%)

•	Spectator Sports: The decrease in revenue was primarily due to cyclicality effect of the FIS World Championships 2019, partially offset by the Men’s EHF EURO 2020.
•	DPSS: The increase in revenue was attributable to continuing growth in the Group’s digital business.
•
Mass Participation: The decrease in revenue was principally driven by the decrease in total number of gross-paid athletes due to the COVID-19 impact. There were 4,000 gross-paid athletes in the first quarter of 2020, compared to 45,000 in the same period last year. The number of events were two in both periods.

Gross profit
The following table sets forth a breakdown of gross profit and the corresponding gross margin by segment for the periods indicated:
	Three Months Ended March 31,
	2020			2019
(in millions, except percentages)	USD	EUR	Gross margin	EUR	Gross margin	YoY Change in Gross Profit
Core segments:
Spectator Sports	52.3	47.5	34%	44.0	23%	8%
DPSS	11.3	10.2	45%	9.3	44%	9%
Mass Participation	0.1	0.1	14%	0.3	7%	(54%)
Total Gross Profit	63.7	57.8	35%	53.6	24%	8%

•	Spectator Sports: The increase was primarily due to the contribution from the Men’s EHF EURO 2020 as well as the absence of revenue deduction relating to German football business in 2019. These have offset the decrease in contributions from the Group’s summer sport events and other football business.
•	DPSS: The increase was primarily driven by continuing growth in the Group’s digital business.
•	Mass Participation: The decrease in gross profit was principally driven by the decrease in the number of gross-paid athletes due to the COVID-19 impact.
Gross margin, or gross profit as a percentage of revenue, was 35%, compared with 24% in the corresponding quarter of 2019, primarily reflecting a favorable sports calendar in the spectator sports events portfolio.
Personnel expenses were € 29.1 million (US$32.1 million), compared with €26.4 million in the first quarter in 2019, primarily driven by increased headcount due to business expansion.
Selling, office and administrative expenses were €9.4 million (US$10.3 million), compared with €7.0 million in the first quarter in 2019, mainly resulting from increased professional service fees relating to the Company’s status as a public company following its initial public offering in July 2019.
Depreciation and amortization expenses were €5.8 million (US$6.4 million), compared with €5.0 million in the first quarter in 2019, principally reflecting additional amortization of purchase price allocations relating to prior acquisitions in the Group’s Spectator Sports and Mass Participation segments.
Other operating expenses, net was €0.4 million (US$0.5 million) compared with other operating income, net of €1.0 million in the first quarter of 2019, primarily due to the absence of a release of a provision relating to disposal of a business from prior year which was recognized in the first quarter of 2019.
Finance costs were €12.1 million (US$13.3 million), compared with €5.8 million in the first quarter in 2019, primarily due to higher interest expense for the unsecured senior 364-day term loan facility entered into in March 2019, which the Company refinanced in March 2020, as well as higher interest expense for increased borrowings at subsidiary level.
Income tax was €5.4 million (US$6.0 million), compared with €7.7 million in the first quarter of 2019.  This improvement was mainly due to lower taxable profit at certain subsidiaries.
Loss for the period from continuing operations was €4.3 million (US$4.7 million), compared to a profit for the period €3.4 million in the first quarter of 2019, mainly due to the increased gross profit was more than offset by increased finance costs and increased personnel expenses.
Adjusted EBITDA from continuing operations was €20.7 million (US$22.8 million), compared to €28.2 million in the first quarter of 2019, principally resulting from increased personnel expenses, professional services fees and other operating expenses, net.
Net loss for the Group (inclusive of discontinued operations) attributable to ordinary shareholders of Wanda Sports Group Company Limited was €23.7 million (US$26.1 million), compared to €8.9 million in the first quarter of 2019.

Basic and diluted net loss for the Group (inclusive of discontinued operations) per American Depositary Share (“ADS”) were both €0.18 (US$0.19), compared to basic and diluted net loss per ADS of both €0.08 in the first quarter of 2019.

Cash and cash equivalents
As of March 31, 2020, the Group had total cash and cash equivalents of €197.8 million (US$217.9 million) inclusive of cash and cash equivalents attributable to discontinued operations. Excluding cash and cash equivalents attributable to discontinued operations, cash and cash equivalents were €164.7 million (US$181.5 million).

Indebtedness
As of March 31, 2020, the Group had total interest-bearing liabilities of €930.5 million (US$1,025.0 million). Excluding interest-bearing liabilities attributable to discontinued operations, interest-bearing liabilities were €681.5 million (US$750.7 million).
The following table sets forth a breakdown of interest-bearing liabilities at period end.
	March 31, 2020
(in millions)	USD	EUR
Wanda Sports Group Company Limited	229.6	208.4
Infront Group	521.1	473.1
The IRONMAN Group	274.3	249.0
Total	1,025.0	930.5

COVID-19 Business Operation & Outlook

•
Following the global COVID-19 pandemic and resulting mitigation measures, it is the Company’s utmost priority to ensure the safety and well-being of its athletes, employees and fans.  As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Group closed its corporate offices and requested that all employees either work remotely or work at office premises in shifts for limited periods of time. Currently, some employees have returned to workplaces with heightened hygiene, face mask and social distancing protocols. In addition, races and events in China were postponed due to containment efforts in much of the country in the first quarter of 2020.  Although the Group continued to host some races and sports events in Europe and North America in the first quarter of 2020, by April 2020, all the remaining sports events were cancelled or postponed. Currently, the Group is significantly involved, together with other relevant stakeholders, in active efforts to help in the resumption of cancelled or postponed sports events (including if events are held without spectators).

•
The current priority is the planning for the resumption of sports events in its different markets (even if without spectators at venues). The Group is working closely with governments, partners, rights holders, sponsors and event organizers to assess the impact of COVID-19 on timing and the protocols for future events, and to manage the financial impact across the value chain.  In anticipation that sports events may proceed in the future without spectators, the Group is developing additional digital and broadcast solutions to offer to and prepare partners for the expected demand for new forms of live and digital sports consumption.  In addition, Infront is continuing its previously announced discussions with rights owners and with its lenders.
•
Despite the challenging environment, the Group continues to innovate within its business, including online racing and event experiences to keep athlete and fan communities connected and engaged. For instance, the Group jointly supported the launch of the first digital pro-cycling race series named Digital Swiss 5, as an online alternative for the cancellation of Tour de Suisse with professional cyclists competing against each other in a virtual environment. The event achieved strong coverage on major public broadcast networks across Europe.

Liquidity

•	The Company had €164.7 million of cash and cash equivalents at the end of the first quarter of 2020, exclusive of cash and cash equivalents attributable to discontinued operations.
•
The Company expects to receive approximately €345 million to €363 million of net proceeds from the sale of The IRONMAN Group, reflecting adjustments for closing date cash amounts, working capital and outstanding indebtedness, as well as other transaction-related expenses.

In addition to the strong liquidity position, management has taken a disciplined approach to manage liquidity, including temporary wage reductions through work rotation, global hiring freeze, travel and marketing expense reductions, deferring planned acquisition initiatives as well as reduction in capital expenditure.  Going forward, management will take additional actions, as necessary, in order to improve the Company’s liquidity profile, enhance its financial flexibility and better manage market risk.

Financial Guidance
Due to the significant uncertainties relating to the scope, duration and impact of COVID-19, the Company currently is unable to reasonably estimate its 2020 financial performance and, accordingly, is not providing any updated guidance.
Management continues to believe that the Company’s long-term growth prospects remain promising and that Wanda Sports Group is well positioned to play a leading role in the global sports media and events industry into the future.

Conference Call Information
On June 9, 2020, Wanda Sport’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 8, 2020 (8:00 PM Beijing/Hong Kong time on June 8, 2020).
Participants can join the earnings conference call by completing online registration at: http://apac.directeventreg.com/registration/event/1886225. Upon registration, all participants will be provided with participant dial-in numbers, passcodes and unique registrant IDs to access the conference call.
Additionally, participants can join the call via a live webcast of the earnings conference call at: http://investor.wsg.cn/. An archived webcast will be available through the same link.
A telephonic replay will be available after the conclusion of the conference call, from 11:00 AM U.S. Eastern Time on June 8 to 09:59 AM U.S. Eastern Time on June 15, 2020 by dialing +61 2 8199 0299 and entering passcode 1886225.
About Wanda Sports Group
Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, including Infront and the Wanda Sports China, and, pending its sale, The IRONMAN Group, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver inspiring sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sport Group’s full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in China, Wanda Sports Group, excluding the discontinued operations, has more than 53 offices in 16 countries with over 1,200 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.
Use of Non-IFRS Financial Measures
To supplement our consolidated financial statements which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we also use Adjusted EBITDA as a non-IFRS financial measure. We present this non-IFRS financial measure because it is used by our management in evaluating our operating results and for financial and operational decision-making purposes.  We define Adjusted EBITDA as net income excluding share-based compensation and other non-recurring expenses. We also believe that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit/(loss) from operations and net profit/(loss) or any other measure of performance, or as an indicator of our operating performance. Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
Reconciliation of Adjusted EBITDA and EBITDA, another non-IFRS financial measure, to the most directly comparable IFRS financial measure is set forth at the end of this release.
Exchange Rate Information
This press release contains translation of certain Euro (“€”) amounts into U.S. Dollar (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Euro to U.S. dollar were made at the exchange rate of €0.9078 to US$1.00, the exchange rate on March 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on the Company’s business and operations and the related impact on its liquidity needs. These forward-looking statements include, but are not limited to, statements about: the impact of the spread of COVID-19 and related mitigation efforts on the Company’s business, operations and operating results; the Company’s goals and strategies, including following the completion of the sale of the IRONMAN Group; the expected growth in the Company’s industry; the Company’s expectations regarding its ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, including as a result of the COVID-19 crisis; the Company’s ability to reach acceptable levels of engagement with its athletes following the COVID-19 crisis; the Company’s future business development, results of operations and financial condition; competition in the Company’s industry; general economic and business conditions, including as a result of the COVID-19 crisis; the outcome of discussions with rights owners and lenders to mitigate the impact of the effects of COVID-19 on the Group; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in other filings that the Company makes from time to time with the SEC.
In addition, any forward-looking statements contained in this press release are based on assumptions that the Company’s believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor and media inquiries, please contact:
Wanda Sports Group
Ms. Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn

For US:
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@christensenir.com

Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”), except for number of shares and per share data)
	For the three months ended
	March 31, 2020		March 31, 2019
	$	€	€
Continuing operations
Revenue	180,282	163,660	219,907
Cost of sales	(116,610)	(105,859)	(166,276)
Gross profit	63,672	57,801	53,631
Personnel expenses	(32,101)	(29,141)	(26,397)
Selling, office and administrative expenses	(10,301)	(9,351)	(6,992)
Depreciation and amortization	(6,397)	(5,807)	(5,015)
Other operating (expense)/income, net	(488)	(444)	977
Finance costs	(13,330)	(12,101)	(5,839)
Finance income	198	180	590
Share of (loss)/profit of associates and joint ventures	(32)	(29)	137
Profit before tax from continuing operations	1,221	1,108	11,092
Income tax	(5,957)	(5,407)	(7,704)
(Loss)/profit for the period from continuing operations	(4,736)	(4,299)	3,388

Discontinued operations
Loss after tax for the period from discontinued operations	(21,718)	(19,716)	(12,024)
Loss for the period	(26,454)	(24,015)	(8,636)

Attributable to:
Equity holders of the parent	(26,060)	(23,657)	(8,860)
Non‑controlling interests	(394)	(358)	224
	(26,454)	(24,015)	(8,636)

Earnings per share[2]:
Basic loss for the period attributable to ordinary equity holders of the parent	(0.13)	(0.12)	(0.05)
Diluted loss for the period attributable to ordinary equity holders of the parent	(0.13)	(0.12)	(0.05)
Basic loss for the period attributable to ADS holders of the parent	(0.19)	(0.18)	(0.08)
Diluted loss for the period attributable to ADS holders of the parent	(0.19)	(0.18)	(0.08)

Earnings per share for continuing operations:
Basic (loss)/profit for the period attributable to ordinary equity holders of the parent	(0.02)	(0.02)	0.03
Diluted (loss)/profit for the period attributable to ordinary equity holders of the parent	(0.02)	(0.02)	0.03
Basic (loss)/profit for the period attributable to ADS holders of the parent	(0.03)	(0.03)	0.05
Diluted (loss)/profit for the period attributable to ADS holders of the parent	(0.03)	(0.03)	0.05

2 Basic and diluted earnings per share and profit attributable to ADS holders of the parent for the three months ended March 31, 2020 and 2019 were computed in the assumption that, the Company had issued 23.8 million ADS, and the Company had approximately 207 million and 169 million ordinary shares issued and outstanding as at March 31, 2020 and 2019 respectively.

WANDA SPORTS GROUP COMPANY LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended
	March 31, 2020		March 31, 2019
	$	€	€
Loss for the period	(26,454)	(24,015)	(8,636)
Other comprehensive income:
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods (net of tax):
Net loss on cash flow hedges	(6,725)	(6,105)	(333)
Exchange differences on translation of foreign operations	8,369	7,597	5,204
Net other comprehensive gain to be reclassified to profit or loss in subsequent periods	1,644	1,492	4,871
Other comprehensive income for the period, net of tax	1,644	1,492	4,871
Total comprehensive loss for the period, net of tax	(24,810)	(22,523)	(3,765)
Attributable to:
Equity holders of the parent	(24,390)	(22,141)	(4,757)
Non‑controlling interests	(420)	(382)	992
	(24,810)	(22,523)	(3,765)

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	March 31, 2020		December 31, 2019
	$	€	€
ASSETS
CURRENT ASSETS
Cash and cash equivalents	181,450	164,720	163,225
Trade and other receivables	267,297	242,652	264,041
Accrued income	217	197	10,498
Contract assets	53,662	48,714	53,541
Inventories	217	197	9,395
Income tax receivables	3,678	3,339	13,594
Other assets	82,747	75,118	81,001
	589,268	534,937	595,295
Assets held for sale	947,279	859,940	8,125
	1,536,547	1,394,877	603,420
NON‑CURRENT ASSETS
Long‑term receivables	8,101	7,354	6,808
Investments in associates and joint ventures	4,414	4,007	3,277
Property, plant and equipment	16,499	14,978	26,294
Right of use assets	27,471	24,938	35,249
Intangible assets	74,840	67,940	486,933
Goodwill	258,797	234,936	537,585
Contract assets	11,419	10,366	10,268
Deferred tax assets	19,119	17,356	23,063
Other assets	71,593	64,992	63,164
	492,253	446,867	1,192,641
TOTAL ASSETS	2,028,800	1,841,744	1,796,061

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	March 31, 2020		December 31, 2019
	$	€	€
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	149,871	136,053	173,855
Interest‑bearing liabilities	264,573	240,179	204,583
Lease liabilities	7,710	6,999	10,041
Accrued expense	57,568	52,260	69,846
Deferred income	-	-	5
Contract liabilities	135,458	122,969	199,900
Other liabilities	14,394	13,067	19,208
Income tax payable	11,957	10,855	21,787
Provisions	2,795	2,537	9,234
	644,326	584,919	708,459
Liabilities directly associated with the assets held for sale	559,421	507,842	6,975
	1,203,747	1,092,761	715,434
NON‑CURRENT LIABILITIES
Interest‑bearing liabilities	486,159	441,335	641,085
Lease liabilities	20,796	18,879	29,154
Accrued expenses	3,713	3,371	3,051
Contract liabilities	22,086	20,050	17,271
Deferred tax liabilities	22,287	20,232	99,202
Provisions	1,965	1,784	3,936
Long‑term payroll payables	17,040	15,469	15,336
Other liabilities	27,935	25,358	43,578
	601,981	546,478	852,613
TOTAL LIABILITIES	1,805,728	1,639,239	1,568,047
EQUITY
Share capital	1,675,276	1,520,816	1,520,816
Reserves	(897,524)	(814,770)	(813,300)
Accumulated deficit	(558,347)	(506,868)	(483,211)
Equity attributable to equity holders of the parent	219,405	199,178	224,305
Non‑controlling interests	3,667	3,327	3,709
TOTAL EQUITY	223,072	202,505	228,014
TOTAL LIABILITIES AND EQUITY	2,028,800	1,841,744	1,796,061

WANDA SPORTS GROUP COMPANY LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended
	March 31, 2020		March 31, 2019
	$	€	€
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	16,894	15,336	(29,887)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(35,122)	(31,884)	(83,127)
NET CASH FLOWS FROM FINANCING ACTIVITIES	57,750	52,425	119,638
NET INCREASE IN CASH AND CASH EQUIVALENTS	39,522	35,877	6,624
Cash and cash equivalents at beginning of the period	179,803	163,225	177,048
Effect of foreign exchange rate changes, net	(1,436)	(1,303)	3,067
Transfer to assets held for sale	(36,439)	(33,079)	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	181,450	164,720	186,739

RECONCILIATION OF NON-IFRS MEASURE – IFRS Profit for the Period to Adjusted EBITDA (unaudited)
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended
	March 31, 2020		March 31, 2019
	$	€	€

Continued operations
(Loss)/profit for the period from continuing operations	(4,736)	(4,299)	3,388
Income tax	5,957	5,407	7,704
Net interest expenses	9,451	8,579	2,893
Depreciation and amortization	6,397	5,807	5,015
EBITDA from continuing operations	17,069	15,494	19,000

Share-based compensation (1)	1,346	1,222	451
Expenses or charges relating to acquisition (2)	-	-	186
Expenses or charges relating to IPO or financing (3)	350	318	225
Losses on foreign exchange and derivatives, and other financial charges (4)	3,681	3,342	2,356
Estimated client compensation relating to fraudulent activities (5)	-	-	6,000
Expenses or charges relating to Sarbanes-Oxley compliance (6)	212	192	-
Net loss on disposal of assets (7)	93	84	-
Expenses relating to shareholder class action lawsuit (8)	69	63	-
Adjusted EBITDA from continuing operations	22,820	20,715	28,218

Discontinued operations
Loss for the periods from discontinued operations	(21,718)	(19,716)	(12,024)
Net interest expense, income tax, depreciation and amortization	(2,900)	(2,631)	5,534
EBITDA from discontinued operations	(24,618)	(22,347)	(6,490)
Adjustments (9)	11,856	10,763	2,745
Adjusted EBITDA from discontinued operations	(12,762)	(11,584)	(3,745)

Adjusted EBITDA	10,058	9,131	24,473

1.	Share-based compensation has been excluded as it is a non-recurring expense.
2.	Represents expenses incurred for professional fees such as legal counsel, auditors, underwriters, valuation experts and consultants mainly in respect of acquisitions.
3.	Represents professional fees of legal counsel, auditors, due diligence experts, consultants, and related expenses for our IPO and financing.
4.	Represents the loss on foreign exchange, derivative financial instruments at fair value through profit or loss, termination of the cross-currency swap and other financial charges.
5.	Represents the amount estimated to be paid by Infront as compensation in connection with fraudulent activities presumably undertaken by a former senior employee of Infront.
6.	Represents Sarbanes-Oxley Act consulting charges paid to third parties.
7.	Represents net loss on disposal of property, plant and equipment and intangible assets.
8.	Represents legal fees related to shareholder class action, dismissed on May 18, 2020.
9.	Represents share-based compensation amounting to €2.6 million, losses on foreign exchange amounting to €7.2 million and other non-recurring expenses amounting to €1.0 million.